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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AirNet Systems, Inc.
(Exact name of registrant as specified in its charter)

Ohio (State of incorporation or organization)	31-1458309 (I.R.S. Employer Identification No.)
3939 International Gateway (Address of principal executive offices)	43219 (ZIP Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which each class is registered
Common Shares, $0.01 par value	New York Stock Exchange

        If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Information A.(c), check the following box. ☐

        If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this Form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

        This Amendment No. 1 amends the Registration Statement on Form 8-A, dated May 21, 1997 (the "Registration Statement"), of AirNet Systems, Inc., an Ohio corporation (the "Registrant"), in connection with the Registrant's listing of its common shares, $0.01 par value, on the New York Stock Exchange.

        This Amendment No. 1 is being filed to update the description of the common shares.

Item 1. Description of Registrant's Securities to be Registered.

        The following paragraphs provide an updated summary of the material attributes of the common shares of the Registrant. The following paragraphs summarize the provisions of the Registrant's Amended Articles, as amended (the "Amended Articles"), and the Registrant's Code of Regulations, as amended (the "Code of Regulations"), as well as applicable Ohio laws affecting the rights of the holders of the Registrant's common shares. This summary is qualified in its entirety by reference to the detailed provisions of the Amended Articles and the Code of Regulations, copies of which have been filed with the Securities and Exchange Commission (the "SEC") and to applicable Ohio laws.

Authorized Capital Stock

        The Registrant's authorized capital stock consists of 40,000,000 common shares, par value $.01 per share, and 10,000,000 preferred shares, par value $.01 per share. The common shares are listed on the New York Stock Exchange and traded under the symbol "ANS."

Common Shares

        Holders of the common shares are entitled to:

  •
  one vote for each common share held of record on all matters presented to a vote of shareholders, including the election of directors;

  •
  receive dividends pro rata on a per share basis when and if declared by the directors from funds legally available therefor, subject to the rights of holders of preferred shares, if any, and to restrictions contained in the Registrant's long-term indebtedness; and

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  share ratably in the Registrant's net assets legally available to the Registrant's shareholders in the event of the Registrant's liquidation, dissolution or winding up, after payment or provision for payment of the Registrant's creditors and liquidation payments to the holders of any preferred shares of the Registrant.

        Holders of the Registrant's common shares have no preemptive, subscription, redemption, conversion or cumulative voting rights. No sinking fund provisions are associated with the Registrant's common shares. The outstanding common shares of the Registrant are fully paid and non-assessable.

        The Registrant's Code of Regulations provides for the election of directors by a plurality vote of the shareholders. All other matters submitted to the shareholders will be decided by the vote of the proportion of the shares, or of any class of shares, or of each class, required by law, the Registrant's Amended Articles or the Registrant's Code of Regulations in respect of the matter being considered. Under Ohio law and the Registrant's Amended Articles, the affirmative vote of the shareholders entitled to exercise at least a majority of the voting power of the Registrant is required for major corporate actions, including merger or consolidation of the Registrant with another entity, sale or other disposition of all or substantially all of the Registrant's property and assets, the Registrant's voluntary dissolution, amendment of the Registrant's Amended Articles or amendment of those provisions of the Registrant's Code of Regulations to which supermajority voting does not apply. The supermajority voting provisions are described below under "Anti-takeover Effects of Amended Articles, Code of Regulations and the Ohio General Corporation Law."

        Neither the Amended Articles nor the Code of Regulations of the Registrant contain any restrictions on transfer of common shares.

Preferred Shares

        The Amended Articles of the Registrant authorize the Registrant's board of directors to issue, without any further vote or action by the Registrant's shareholders, subject to any limitations prescribed by law and the rules and regulations of the New York Stock Exchange, up to an aggregate of 10,000,000 preferred shares in one or more series and to fix or change, to the full extent permitted by Ohio law:

  •
  the division of the preferred shares into series and the designation and authorized number of shares of each series;

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  the dividend rate;

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  the dates of payment of dividends and the dates from which they are cumulative;

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  liquidation price;

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  redemption rights and price;

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  sinking fund requirements;

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  conversion rights;

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  restrictions on the issuance of shares of any class or series; and

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  other rights, preferences and limitations which are not inconsistent with the Registrant's Amended Articles.

Anti-takeover Effects of Amended Articles, Code of Regulations and the Ohio General Corporation Law

        There are provisions in the Amended Articles and the Code of Regulations of the Registrant, and the Ohio Revised Code that could discourage potential takeover attempts and make attempts by shareholders to change the Registrant's board of directors and management more difficult. These provisions could adversely affect the market price of the Registrant's common shares:

Removal of Directors

        The Registrant's Code of Regulations provides that a director or directors may be removed from office, only for cause, by the affirmative vote of the holders of at least a majority of the Registrant's voting shares entitling them to elect directors in place of those to be removed.

No Shareholder Action by Written Consent to Amend Code of Regulations

        Section 1701.54 of the Ohio Revised Code generally requires that an action by written consent of the shareholders in lieu of a meeting be unanimous. However, under Section 1701.11 of the Ohio Revised Code, a corporation's code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation unless the articles or code of regulations provide for a greater or lesser proportion. The Registrant's Code of Regulations provides that the shareholders may only take action to amend the Code of Regulations at a meeting.

Supermajority Voting Provisions

        The Registrant's Code of Regulations provides that the provisions relating to the elimination of shareholder action by written consent to amend the Code of Regulations, removal of directors only for cause, indemnification of directors and supermajority voting may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of such provisions, without the affirmative vote of the holders of not less than 66 2/3% of the total voting power of the Registrant.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

        The Registrant's Code of Regulations provides that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the Registrant's principal executive offices not less than 60 days nor more than 90 days prior to the meeting. However, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received no later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure was made. The Code of Regulations also specifies requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual or special meeting. However, nothing in these provisions will prevent any shareholder proposal from being considered timely submitted if the shareholder proposal is submitted in compliance with Rule 14a-8 under the Securities Exchange Act of 1934.

Control Share Acquisition Act

        Section 1701.831 of the Ohio Revised Code, known as the "Control Share Acquisition Act," provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person's acquisition of an issuer's shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

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  one-fifth or more but less than one-third of such voting power;

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  one-third or more but less than a majority of such voting power; or

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  a majority or more of such voting power.

        The Control Share Acquisition Act does not apply to a corporation if its articles or code of regulations so provide. The Registrant has not opted out of the application of the Control Share Acquisition Act.

Merger Moratorium Statute

        If a person becomes the beneficial owner of 10% or more of an issuer's shares without the prior approval of its board of directors (an "acquirer"), Chapter 1704 of the Ohio Revised Code, known as the "Merger Moratorium Statute," prohibits the following types of transactions for at least three years if they involve both the issuer and either the acquirer or anyone affiliated or associated with the acquirer:

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  the disposition or acquisition of an interest in assets owned or controlled by the issuer or such acquirer meeting thresholds specified in the statute;

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  mergers, consolidations, combinations and majority share acquisitions;

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  a voluntary dissolution;

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  the issuance or transfer of shares or any rights to acquire shares of the issuer having a fair market value at least equal to 5% of the aggregate fair market value of the issuer's outstanding shares;

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  a transaction that increases the acquirer's proportionate ownership of the issuer; and

  •
  the provision of any other benefit to the acquirer that is not shared proportionately by all shareholders.

        The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the transaction is approved by the holders of at least two-thirds of the voting power of the issuer (and the holders of at least a majority of disinterested shares for purposes of the Merger Moratorium Statute) or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders.

        The Merger Moratorium Statute does not apply to a corporation if its articles so provide. The Registrant has not opted out of the application of the Merger Moratorium Statute.

Transfer Agent and Registrar

        The transfer agent and registrar for the common shares of the Registrant is First Chicago Trust Company, a Division of EquiServe.

Item 2. Exhibits.

        Not applicable.

[Remainder of page intentionally left blank;
signatures on following page.]

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 26, 2003	AIRNET SYSTEMS, INC.
	By:	/s/ JOEL E. BIGGERSTAFF Joel E. Biggerstaff Chairman of the Board, President and Chief Executive Officer

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE